

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 30, 2016

Dmitrii Iaroshenko
President
Bylog Group Corp.
84/1 Bilang, Hutan #402, Liaoning Province
Dalian City, District ZhongShan 116013, China

> **Re: Bylog Group Corp.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-211808**

Dear Mr. Iaroshenko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be a shell company, as defined in Rule 405 of the Securities Act, because you appear to have no or nominal operations and no or nominal assets. Specifically, we note your statements indicating that you have only nominal sales and have been involved primarily in organization activities to date as well as your balance sheet indicating that your assets consist primarily of cash. As such, please disclose on your prospectus cover page that you are a shell company and add a risk factor disclosing the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

2.   Your stated business plan involves creating a web-platform for people willing to deliver services in design. Yet your agreement entered into on January 20, 2016 involves creating a webpage for your client, which appears to be unrelated to establishing a web-

platform to be used by designers. Please revise your disclosure to provide a clearer description of your intended business and ensure that your disclosure is consistent throughout.

Risk Factors, page 7

3. You disclose that your president and principal offices are located in Dalian City, China. Please provide risk factor disclosure that discusses the enforceability of the civil liability provisions of the U. S. federal securities laws against Bylog Group's principal officer and company assets located in foreign jurisdictions.

"We are solely dependent upon the funds to be raised …," page 7

4. Please revise to state the number of months your current cash resources will fund. Also, please make similar revisions to your discussion of liquidity needs in MD&A on page 22.

Use of Proceeds, page 15

5. In describing your use of proceeds, you have limited your disclosure to a range of possible outcomes assuming the sale of 50% to 100% of the securities offered for sale by the company. Please revise your discussion to include a column assuming the sale of 25% of the securities in the offering to give potential investors a better understanding of the full range of possible outcomes.

6. We note your disclosure stating that Mr. Iaroshenko will not receive any proceeds from this offering, and that any loans outstanding will be paid if and when you generate revenues. Revise your disclosure to clarify, if true, that there are no agreements prohibiting you from making any such payments from offering proceeds, or prior to generating revenues.

Description of Business, page 23

7. Please tell us whether you intend to implement any dispute resolution mechanism in the event a user dispute arises regarding whether a service has been successfully completed. Please also discuss whether you may incur any legal liability as a result of any such user disputes.

Government Regulation, page 26

8. Please clarify whether in the process of effecting transactions on your platform, you will hold customers' funds during the pendency of the transaction. To the extent that you will hold third-party funds, it appears that you should briefly discuss the implications resulting from potential regulatory requirements related to these activities. Refer to Item 101(h)(4)(ix) of Regulation S-K.

9.   Please significantly expand your discussion to discuss with specificity the regulatory implications related to operating your Internet services platform in China, including any restrictions applicable to foreign businesses.

Directors, Executive Officers, Promoter and Control Persons, page 27

10.   Please expand your disclosure to briefly describe the type of web development services provided and the geographical location(s) where Mr. Iaroshenko operated his business. Such disclosure appears necessary to provide investors with information on the nature and context of his prior business.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Staff Accountant at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters.

Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies and
Services